Exhibit 21.1
List of subsidiaries of the Registrant

Subsidiary	Jurisdiction
Cavium Networks International, Inc.	Delaware
Cavium Acquisition Corp.	California
Cavium International	Cayman
Cavium Networks International	Cayman
Cavium Networks (India) Private Limited	India
Cavium Networks Asia	Cayman